UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1933

(Amendment No. 1)

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

27032D304

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XI – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,123,393
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,123,393

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,393
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus XI (E&P) XI – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 163,270
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 163,270

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 163,270
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person WP IRH Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,068,675
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,068,675

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,675
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.8%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus XI (E&P) Partners-B IRH, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,365
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 57,365

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,365
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus XI (E&P) Partners-B, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,365
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 57,365

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,365
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus (E&P) XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,412,703
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,412,703

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus (E&P) XI LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,412,703
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,412,703

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus Partners (E&P) XI LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,412,703
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,412,703

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person WP Energy IRH Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,179,794
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,179,794

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,794
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.4%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person WP Energy Partners IRH Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 260,350
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 260,350

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 260,350
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners-B IRH, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 101,492
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 101,492

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 101,492
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners-B, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 177,115
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 177,115

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 177,115
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 525,185
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 525,185

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 525,185
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) – A, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,695,591
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,695,591

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,695,591
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.9%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 75,623
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 75,623

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,623
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person WP Energy Chisholm Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,369,305
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,369,305

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,369,305
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.3%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person WP Energy Partners Chisholm Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 193,990
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 193,990

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 193,990
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XII (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,403,171
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,403,171

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,403,171
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.3%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person WP XII Chisholm Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,428,621
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,428,621

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,428,621
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.7%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 37,614
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 37,614

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,614
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XII-D (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,671
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 57,671

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,671
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus Private Equity (E&P) XII-E (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 87,262
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 87,262

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,262
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus XII (E&P) Partners-1, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 404,419
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 404,419

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 404,419
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person WP XII (E&P) Partners (A), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 157,165
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 157,165

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 157,165
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus XII (E&P) Partners-2, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 37,614
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 37,614

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,614
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus (E&P) XII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,575,923
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,575,923

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,923
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.0%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus (E&P) XII LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,575,923
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,575,923

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,923
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.0%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus (E&P) Energy GP, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,401,330
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,401,330

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,401,330
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 21.1%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus (E&P) Energy LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,401,330
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,401,330

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,401,330
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 21.1%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus Partners II (US), L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,389,956
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,389,956

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,389,956
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.2%
(14)	Type of Reporting Person PN

(1)	Names of Reporting Person Warburg Pincus & Company US, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 26,389,956
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 26,389,956

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,389,956
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.2%
(14)	Type of Reporting Person OO (Limited Liability Company)

(1)	Names of Reporting Person Warburg Pincus LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,851,607
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,851,607

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,851,607
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 20.4%
(14)	Type of Reporting Person OO (Limited Liability Company)

Explanatory Note

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380. This Amendment amends the Schedule 13D (the “Original Schedule 13D” and, as amended, supplemented or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by certain of the Reporting Persons (as defined below) on January 19, 2021. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated to read as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Warburg Pincus Private Equity (E&P) XI – A, L.P. (“WP E&P XI A”)

Warburg Pincus XI (E&P) Partners – A, L.P. (“WP XI E&P Partners A”)

WP IRH Holdings, L.P. (“WP IRH Holdings”)

Warburg Pincus XI (E&P) Partners-B IRH, LLC (“WP XI E&P Partners B IRH”)

Warburg Pincus XI (E&P) Partners – B, L.P. (“WP XI E&P Partners B”)

Warburg Pincus (E&P) XI, L.P. (“WP XI E&P GP”)

Warburg Pincus (E&P) XI LLC (“WP XI E&P GP LLC”)

Warburg Pincus Partners (E&P) XI LLC (“WPP E&P XI”)

WP Energy IRH Holdings, L.P. (“WPE IRH Holdings”)

WP Energy Partners IRH Holdings, L.P. (“WPE Partners IRH Holdings”)

Warburg Pincus Energy (E&P) Partners-B IRH, LLC (“WPE E&P Partners B IRH”)

Warburg Pincus Energy (E&P) Partners-B, L.P. (“WPE E&P Partners B”)

Warburg Pincus Energy (E&P) Partners-A, L.P. (“WPE E&P Partners A”)

Warburg Pincus Energy (E&P)-A, L.P. (“WPE E&P A”)

Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC (“WPE E&P Partners B Chisholm”)

WP Energy Chisholm Holdings, L.P. (“WPE Chisholm Holdings”)

WP Energy Partners Chisholm Holdings, L.P. (“WPEP Chisholm Holdings”)

Warburg Pincus Private Equity (E&P) XII (A), L.P. (“WP PE E&P XII”)

WP XII Chisholm Holdings, L.P. (“WP XII Chisholm Holdings”)

Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC (“WP XII E&P Partners 2 Chisholm”)

Warburg Pincus Private Equity (E&P) XII-D (A), L.P. (“WP PE E&P XII D”)

Warburg Pincus Private Equity (E&P) XII-E (A), L.P. (“WP PE E&P XII E”)

Warburg Pincus XII (E&P) Partners-1, L.P. (“WP XII E&P Partners 1”)

WP XII (E&P) Partners (A), L.P. (“WP XII E&P Partners A”)

Warburg Pincus XII (E&P) Partners-2, L.P. (“WP XII E&P Partners 2”)

Warburg Pincus (E&P) XII, L.P. (“WP E&P XII”)

Warburg Pincus (E&P) XII LLC (“WP E&P XII LLC”)

Warburg Pincus (E&P) Energy GP, L.P. (“WPE E&P GP”)

Warburg Pincus (E&P) Energy LLC (“WPE E&P GP LLC”)

Warburg Pincus Partners II (US), L.P. (“WPP II US”)

Warburg Pincus & Company US, LLC (“WP & Co. US LLC”)

Warburg Pincus LLC (“WP LLC”)

Each of the Reporting Persons, except for WP & Co. US LLC and WP LLC, is organized under the laws of the state of Delaware. WP & Co. US LLC and WP LLC are organized under the laws of the state of New York.

The general partners and members (collectively, the “Related Persons”) of Warburg Pincus & Co. and WP LLC, respectively, are set forth in Schedule I to the Original Schedule 13D, including each Related Person’s present principal occupation, which is incorporated herein by reference. Except as otherwise set forth in Schedule I to the Original Schedule 13D, the principal business addresses of the Related Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

By virtue of the agreements made pursuant to the A&R Voting Agreement (as defined below), the Reporting Persons and EnCap Investments L.P. may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by EnCap Investments L.P. and its affiliates are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and EnCap Investments L.P., see Item 4 below.

The principal business address of each of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The Reporting Persons are principally engaged in the business of investing in securities, including securities of the Issuer.

During the last five years, none of the Reporting Persons nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On February 15, 2022 (the “Chisholm Closing Date”), the Issuer consummated the transactions contemplated by that certain purchase and sale agreement, dated as of December 15, 2021 (the “Chisholm Purchase Agreement”), by and among the Issuer, Earthstone Energy Holdings, LLC, a subsidiary of the Issuer (“EEH”), Chisholm Energy Operating, LLC (“Chisholm”), and Chisholm Energy Agent, Inc., pursuant to which the Issuer acquired certain interests in oil and gas leases and related property of Chisholm for aggregate consideration of $410 million in cash and 19,417,476 shares of newly issued Common Stock.

Immediately following the closing, the Chisholm Holders (as defined below) received an aggregate of 13,151,846 shares of Common Stock pursuant to a pro-rata distribution in-kind for no consideration that was or will be made pro rata to all members of Chisholm Energy Holdings, LLC, the managing member of Chisholm. Such securities include an aggregate of 3,008,485 shares of Common Stock (“Escrow Shares”) placed in escrow for indemnification claims and held for the benefit of the Chisholm Holders.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

A&R Voting Agreement

In connection with the Chisholm Purchase Agreement, the Issuer, certain of the Reporting Persons and EnCap Investments L.P. entered into an amended and restated voting agreement (the “A&R Voting Agreement”), which amended and restated the Voting Agreement. The A&R Voting Agreement provides the Reporting Persons the same right to appoint one director to the Issuer’s Board as provided under the Voting Agreement, and does not modify the obligations of the Reporting Persons and EnCap Investments L.P. to vote all of their shares of Common Stock for the Board’s nominees for election as directors at any meeting of the Issuer’s shareholders. The A&R Voting Agreement will terminate upon the earliest to occur of: (a) the first date on which the Reporting Persons and their respective permitted transferees collectively beneficially own less than 8% of the Issuer’s outstanding Common Stock, (b) the first date on which the Reporting Persons and their respective permitted transferees collectively beneficially own less than 10% of the Issuer’s outstanding Common Stock as a result of a sale by the Reporting Persons (other than affiliate transfers) and (c) the date on which the Reporting Persons and their respective permitted transferees deliver written notice to the other parties terminating the A&R Voting Agreement.

Chisholm Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Chisholm Registration Rights Agreement”) with Chisholm and certain of the Reporting Persons pursuant to which the Issuer granted shelf registration rights and piggyback registration rights to such stockholders, for the resale under the Securities Act of 1933, as amended, of the Common Stock held by them, subject to certain conditions set forth therein.

Chisholm Lock-Up Agreement

In connection with the Chisholm Purchase Agreement, certain of the Reporting Persons entered into a lock-up agreement (the “Chisholm Lock-Up Agreement”) with the Issuer providing that such Reporting Persons will not transfer any of the shares received pursuant to the Chisholm Purchase Agreement for a period of 120 days after the Chisholm Closing Date, subject to certain exceptions.

Escrow Agreement

In connection with the Chisholm Purchase Agreement, the Issuer, EEH, Chisholm and Direct Transfer, LLC, the Issuer’s transfer agent, entered into an escrow agreement (the “Escrow Agreement”) pursuant to which the Escrow Shares were placed in escrow for any amounts due by Chisholm to the Issuer pursuant to the indemnification provisions in the Chisholm Purchase Agreement. Subject to customary holdbacks for any pending indemnification claims, 50% of the remaining Escrow Shares will be disbursed on August 15, 2022 and the remainder on February 15, 2023.

The foregoing descriptions of the A&R Voting Agreement, the Chisholm Registration Rights Agreement, the Chisholm Lock-Up Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

The last three paragraphs of Item 4 of the Original Schedule 13D set forth under the heading “General” are hereby amended and restated as follows:

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closings of the Purchase Agreement and the Chisholm Purchase Agreement and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Chisholm Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the A&R Voting Agreement, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 72,887,209 shares of Common Stock outstanding as of February 15, 2022, consisting of (i) 53,469,733 shares of Common Stock outstanding as of January 10, 2022, based on the Issuer’s definitive information statement on Schedule 14(c) filed with the Securities and Exchange Commission on January 25, 2022, and (ii) 19,417,476 shares of Common Stock newly issued in connection with the Purchase Agreement:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Warburg Pincus Private Equity (E&P) XI – A, L.P.	2,123,393	2.9%	0	2,123,393	0	2,123,393
Warburg Pincus XI (E&P) Partners – A, L.P.	163,270	0.2%	0	163,270	0	163,270
WP IRH Holdings, L.P.	2,068,675	2.8%	0	2,068,675	0	2,068,675
Warburg Pincus XI (E&P) Partners-B IRH, LLC	57,365	0.1%	0	57,365	0	57,365
Warburg Pincus XI (E&P) Partners – B, L.P.	57,365	0.1%	0	57,365	0	57,365
Warburg Pincus (E&P) XI, L.P.	4,412,703	6.1%	0	4,412,703	0	4,412,703
Warburg Pincus (E&P) XI LLC	4,412,703	6.1%	0	4,412,703	0	4,412,703
Warburg Pincus Partners (E&P) XI LLC	4,412,703	6.1%	0	4,412,703	0	4,412,703
WP Energy IRH Holdings, L.P.	3,179,794	4.4%	0	3,179,794	0	3,179,794
WP Energy Partners IRH Holdings, L.P.	260,350	0.4%	0	260,350	0	260,350
Warburg Pincus Energy (E&P) Partners-B IRH, LLC	101,492	0.1%	0	101,492	0	101,492
Warburg Pincus Energy (E&P) Partners-B, L.P.	177,115	0.2%	0	177,115	0	177,115
Warburg Pincus Energy (E&P) Partners-A, L.P.	525,185	0.7%	0	525,185	0	525,185
Warburg Pincus Energy (E&P)-A, L.P.	8,695,591	11.9%	0	8,695,591	0	8,695,591
Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC	75,623	0.1%	0	75,623	0	75,623
WP Energy Chisholm Holdings, L.P.	2,369,305	3.3%	0	2,369,305	0	2,369,305
WP Energy Partners Chisholm Holdings, L.P.	193,990	0.3%	0	193,990	0	193,990
Warburg Pincus Private Equity (E&P) XII (A), L.P.	2,403,171	3.3%	0	2,403,171	0	2,403,171
WP XII Chisholm Holdings, L.P.	3,428,621	4.7%	0	3,428,621	0	3,428,621
Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC	37,614	0.1%	0	37,614	0	37,614
Warburg Pincus Private Equity (E&P) XII-D (A), L.P.	57,671	0.1%	0	57,671	0	57,671
Warburg Pincus Private Equity (E&P) XII-E (A), L.P.	87,262	0.1%	0	87,262	0	87,262
Warburg Pincus XII (E&P) Partners-1, L.P.	404,419	0.6%	0	404,419	0	404,419
WP XII (E&P) Partners (A), L.P.	157,165	0.2%	0	157,165	0	157,165
Warburg Pincus XII (E&P) Partners-2, L.P.	37,614	0.1%	0	37,614	0	37,614
Warburg Pincus (E&P) XII, L.P.	6,575,923	9.0%	0	6,575,923	0	6,575,923
Warburg Pincus (E&P) XII LLC	6,575,923	9.0%	0	6,575,923	0	6,575,923
Warburg Pincus (E&P) Energy GP, L.P.	15,401,330	21.1%	0	15,401,330	0	15,401,330
Warburg Pincus (E&P) Energy LLC	15,401,330	21.1%	0	15,401,330	0	15,401,330
Warburg Pincus Partners II (US), L.P.	26,389,956	36.2%	0	26,389,956	0	26,389,956
Warburg Pincus & Company US, LLC	26,389,956	36.2%	0	26,389,956	0	26,389,956
Warburg Pincus LLC	14,851,607	20.4%	0	14,851,607	0	14,851,607

*	Less than 0.1%

WP E&P XI A is the record holder of 2,123,393 shares of Common Stock. WP XI E&P Partners A is the record holder of 163,270 shares of Common Stock. WP IRH Holdings is the record holder of 2,068,675 shares of Common Stock. WP XI E&P Partners B IRH is the record holder of 57,365 shares of Common Stock. WPE IRH Holdings is the record holder of 3,179,794 shares of Common Stock. WPE Partners IRH Holdings is the record holder of 260,350 shares of Common Stock. WPE E&P Partners B IRH is the record holder of 101,492 shares of Common Stock.

525,185 shares of Common Stock (including 51,295 Escrow Shares) are held of record by, or for the benefit of, WPE E&P Partners A. 8,695,591 shares of Common Stock (including 849,295 Escrow Shares) are held of record by, or for the benefit of, WPE E&P A. 2,369,305 shares of Common Stock (including 541,979 Escrow Shares) are held of record by, or for the benefit of, WPE Chisholm Holdings. 193,990 shares of Common Stock (including 44,375 Escrow Shares) held of record by, or for the benefit of, WPEP Chisholm Holdings. 75,623 shares of Common Stock (including 17,299 Escrow Shares) are held of record by, or for the benefit of, WPE E&P Partners B Chisholm. 2,403,171 shares of Common Stock (including 549,725 Escrow Shares) are held of record by, or for the benefit of, WP PE E&P XII. 3,428,621 shares of Common Stock (including 784,298 Escrow Shares) are held of record by, or for the benefit of, WP XII Chisholm Holdings. 37,614 shares of Common Stock (including 8,604 Escrow Shares) are held of record by, or for the benefit of, WP XII E&P Partners 2 Chisholm. 57,671 shares of Common Stock (including 13,192 Escrow Shares) are held of record by, or for the benefit of, WP PE E&P XII D. 87,262 shares of Common Stock (including 19,961 Escrow Shares) are held of record by, or for the benefit of, WP PE E&P XII E. 157,165 shares of Common Stock (including 35,951 Escrow Shares) are held of record by, or for the benefit of, WP XII E&P Partners A. 404,419 shares of Common Stock (including 92,511 Escrow Shares) are held of record by, or for the benefit of, WP XII E&P Partners 1. The Reporting Persons named in this paragraph are referred to collectively herein as the “Chisholm Holders.”

WP XI E&P Partners B is the general partner of WP XI E&P Partners B IRH. WP XI E&P GP is the general partner of WP E&P XI A, WP XI E&P Partners A, WP IRH Holdings, and WP XI E&P Partners B. WP XI E&P GP LLC is the general partner of WP XI E&P GP. WPP E&P XI is the managing member of WP XI E&P GP LLC.

WPE E&P Partners B is the managing member of WPE E&P Partners B Chisholm and the general partner of WPE E&P Partners B IRH. WP E&P GP is the general partner of WPE E&P A, WPE E&P Partners A, WPE E&P Partners B, WPE IRH Holdings, WPE Partners IRH Holdings, WPE Chisholm Holdings and WPEP Chisholm Holdings. WPE E&P Energy LLC is the general partner of WP E&P Energy GP.

WP XII E&P Partners 2 is the managing member of WP XII E&P Partners 2 Chisholm. WP E&P XII is the general partner of WP XII E&P Partners 2, WP PE E&P XII, WP XII Chisholm Holdings, WP PE E&P XII D, WP PE E&P XII E, WP XII E&P Partners A and WP XII E&P Partners 1. WP E&P XII LLC is the general partner of WP E&P XII.

WPP II US is the managing member of WPP E&P XI, WP E&P XII LLC and WPE E&P Energy LLC. WP & Co. US LLC is the general partner of WPP II US. WP LLC is a registered investment adviser, and the manager of WP PE E&P XII, WP PE E&P XII D, WP PE E&P XII E, WP XII E&P Partners 1, WP XII E&P Partners A, WP E&P XI A, WP XI E&P Partners A, WP XI E&P Partners B, WPE E&P Partners A, WPE E&P Partners B and WPE E&P (collectively, the “Managed Entities”).

As such, each of WP XI E&P GP, WP XI E&P GP LLC and WPP E&P XI may be deemed to share beneficial ownership of the shares held of record by each of WP E&P XI A, WP XI E&P Partners A, WP IRH Holdings, WP XI E&P Partners B IRH and WP XI E&P Partners B. WP XI E&P Partners B may be deemed to share beneficial ownership of the shares held of record by WP XI E&P Partners B IRH.

Each of WPE E&P GP, WPE E&P GP LLC, WPP II US and WP & Co. US LLC may be deemed to share beneficial ownership of the shares held of record by, or for the benefit of, each of WPE E&P A, WPE E&P Partners A, WPE E&P Partners B, WPE IRH Holdings, WPE Partners IRH Holdings, WPE Chisholm Holdings and WPEP Chisholm Holdings.

Each of WP E&P XII LLC and WP E&P XII may be deemed to share beneficial ownership of the shares held of record by, or for the benefit of, each of WP XII E&P Partners 2 Chisholm, WP PE E&P XII, WP XII Chisholm Holdings, WP PE E&P XII D, WP PE E&P XII E, WP XII E&P Partners A and WP XII E&P Partners 1. WP XII E&P Partners 2 may be deemed to share beneficial ownership of the shares held of record by, or for the benefit of, WP XII E&P Partners 2 Chisholm.

WPE E&P Partners B may be deemed to share beneficial ownership of the shares held of record by, or for the benefit of, WPE E&P Partners B IRH and WPE E&P Partners B Chisholm.

Each of WPP II US and WP & Co. US LLC may be deemed to share beneficial ownership of the shares held of record by, or for the benefit of, the Reporting Persons. WP & Co. US LLC may be deemed to share beneficial ownership of the shares held of record by, or for the benefit of, each of the Managed Entities.

Each of such Reporting Persons disclaims any such beneficial ownership.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Reporting Persons and EnCap Investments L.P. may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In the aggregate, such group would beneficially own 67,261,288 shares of Common Stock, representing 63.0% of the outstanding Common Stock as of February 15, 2022 (calculated on the basis of an assumed combined total of 106,843,751 shares of Common Stock outstanding, consisting of (i) 53,469,733 shares of Common Stock outstanding as of January 10, 2022, (ii) 19,417,476 shares of Common Stock newly issued in connection with the Purchase Agreement, and (iii) 33,956,524 shares of the Issuer’s Class B common stock, $0.001 par value per share (“Class B Common Stock”) held by the EnCap entities, assuming that all of such shares of Class B Common Stock, along with an equivalent number of membership units of EEH, were exchanged for newly issued shares of Common Stock on a one-for- one basis).

The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by EnCap Investments L.P. and its affiliates and such shares are not the subject of this Schedule 13D.

(c) Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated to read as follows:

Item 4 above summarizes certain provisions of the Voting Agreement, Registration Rights Agreement, Lock-Up Agreement, A&R Voting Agreement, Chisholm Registration Rights Agreement, Chisholm Lock-Up Agreement and Escrow Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated to read as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Voting Agreement, dated January 7, 2021, by and among Earthstone Energy, Inc., EnCap Investments L.P., Warburg Pincus Private Equity (E&P) XI – A, L.P., Warburg Pincus XI (E&P) Partners – A, L.P., WP IRH Holdings, L.P., Warburg Pincus XI (E&P) Partners – B IRH, LLC, Warburg Pincus Energy (E&P)-A, LP, Warburg Pincus Energy (E&P) Partners-A, LP, Warburg Pincus Energy (E&P) Partners-B IRH, LLC, WP Energy Partners IRH Holdings, L.P., and WP Energy IRH Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 13, 2021).

3	Registration Rights Agreement, dated January 7, 2021, by and among Earthstone Energy, Inc., Independence Resources Holdings, LLC and the Persons identified on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 13, 2021).

4	Lock-Up Agreement, dated January 7, 2021, by and among Earthstone Energy, Inc., Warburg Pincus Private Equity (E&P) XI – A, L.P., Warburg Pincus XI (E&P) Partners – A, L.P., WP IRH Holdings, L.P., Warburg Pincus XI (E&P) Partners – B IRH, LLC, Warburg Pincus Energy (E&P)-A, LP, Warburg Pincus Energy (E&P) Partners-A, LP, Warburg Pincus Energy (E&P) Partners-B IRH, LLC, WP Energy Partners IRH Holdings, L.P., and WP Energy IRH Holdings, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 13, 2021).

5	Purchase and Sale Agreement dated December 15, 2021, by and between Chisholm Energy Operating, LLC and Chisholm Energy Agent, Inc., as Seller, and Earthstone Energy, Inc. and Earthstone Energy Holdings, LLC, as Buyer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 17, 2021).

6	Amended and Restated Voting Agreement, dated February 15, 2022, by and among Earthstone Energy, Inc., EnCap Investments L.P., Warburg Pincus Private Equity (E&P) XI – A, L.P., Warburg Pincus XI (E&P) Partners – A, L.P., WP IRH Holdings, L.P., Warburg Pincus XI (E&P) Partners – B IRH, LLC, Warburg Pincus Energy (E&P)-A, LP, Warburg Pincus Energy (E&P) Partners-A, LP, Warburg Pincus Energy (E&P) Partners-B IRH, LLC, WP Energy Partners IRH Holdings, L.P., WP Energy IRH Holdings, L.P., Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC, WP Energy Chisholm Holdings, L.P., WP Energy Partners Chisholm Holdings, L.P., Warburg Pincus Private Equity (E&P) XII (A), L.P., WP XII Chisholm Holdings, L.P., Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC, Warburg Pincus Private Equity (E&P) XII-D (A), L.P., Warburg Pincus Private Equity (E&P) XII-E (A), L.P., Warburg Pincus XII (E&P) Partners-1, L.P., and WP XII (E&P) Partners (A), L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 18, 2022).

7	Registration Rights Agreement, dated February 15, 2022, by and among Earthstone Energy, Inc., Chisholm Energy Operating, LLC and the Persons identified on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2022).

8	Lock-Up Agreement, dated February 15, 2022, by and among Earthstone Energy, Inc., Chisholm Energy Operating, LLC, Warburg Pincus Energy (E&P) Partners-A, L.P., Warburg Pincus Energy (E&P)-A, L.P., Warburg Pincus Energy (E&P) Partners-B Chisholm, LLC, WP Energy Chisholm Holdings, L.P., WP Energy Partners Chisholm Holdings, L.P., Warburg Pincus Private Equity (E&P) XII (A), L.P., WP XII Chisholm Holdings, L.P., Warburg Pincus XII (E&P) Partners-2 Chisholm, LLC, Warburg Pincus Private Equity (E&P) XII-D (A), L.P., Warburg Pincus Private Equity (E&P) XII-E (A), L.P., Warburg Pincus XII (E&P) Partners-1, L.P., and WP XII (E&P) Partners (A), L.P., (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 18, 2022).

9	Escrow Agreement, dated February 15, 2022, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Chisholm Energy Operating, LLC, and Direct Transfer, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2022

Warburg Pincus Private Equity (E&P) XI – A, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners – A, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP IRH Holdings, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners-B IRH, LLC

By:	Warburg Pincus XI (E&P) Partners – B, L.P., its
managing member
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners – B, L.P.

By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus (E&P) XI LLC

By:	Warburg Pincus Partners (E&P) XI LLC, its sole
member
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus Partners (E&P) XI LLC

By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP Energy IRH Holdings, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP Energy Partners IRH Holdings, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-B IRH, LLC

By:	Warburg Pincus Energy (E&P) Partners-B, L.P., its
managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-B, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-A, L.P.

By:	Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Warburg Pincus Energy (E&P)-A, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general
partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XII, L.P.

By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing
member
By:	Warburg Pincus & Company US, LLC, its general
partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XII LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-B CHISHOLM, LLC

By:	Warburg Pincus Energy (E&P) Partners-B, L.P.,
its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its
general partner
By:	Warburg Pincus (E&P) Energy LLC, its general
partner
By:	Warburg Pincus Partners II (US), L.P., its
managing member
By:	Warburg Pincus & Company US, LLC, its
general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WP ENERGY CHISHOLM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WP ENERGY PARTNERS CHISHOLM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WP XII CHISHOLM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-2 CHISHOLM, LLC

By:	Warburg Pincus XII (E&P) Partners-2, L.P., its managing member
By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII-D (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII-E (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WP XII (E&P) PARTNERS (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-1, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-2, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (E&P) ENERGY GP, L.P.

By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS (E&P) ENERGY LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS PARTNERS II (US), L.P.

By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS & COMPANY US, LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory